

May 9, 2011

By U.S. Mail and facsimile to 011-(972)-4-626-0483

Ms. Gabby Klausner, Chief Financial Officer
ACRO Inc.
18 Halivne Street
Timrat, Israel   23840

> **Re: ACRO Inc.**
> **Forms 10-K and 10-K/A for the year ended December 31, 2009**
> **Forms 10-Q and 10-Q/A for the quarters ended June 30, 2010 and**
> **September 30, 2010**
> **File No. 000-50482**

Dear Ms. Klausner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant